MILLICOM INTERNATIONAL CELLULAR S.A.
December 4, 2006
VIA EDGAR SUBMISSION AND FACSIMILE

Re:	Millicom International Cellular S.A., Form 20-F for the Year ended
December 31, 2005, Filed May 06, 2006 (File No. 000-22828)

Mr. Andrew Mew
Senior Staff Accountant
 U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Mew:

     This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 14, 2006 (the “Comment Letter”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (the “Company”).

     Set forth below are the responses to the Staff’s comments numbered 1 through 14, as set forth in the Comment Letter.

Form 20-F For the Year Ended December 31, 2005

General

1.	We note the discussion of Iran-related activities on pages 10, 20, 28, 50 and elsewhere. We also note recent public reports that you and the Rafsanjan Industrial Complex mutually agreed to terminate the management agreement. Please tell us the steps you are taking to terminate this and any other contacts you have with Iran, and provide us with press releases or public statements you have made regarding your planned termination of the management agreement, build-operate-transfer agreement and any other Iranian operations. Your response should include an estimated timeline for terminating these operations and any related contractual obligations and contacts with Iran, and should cover your other operations, equity investments and arrangements, if any, with or in Iran. Prior to filing your next Form 20-F or other filing containing such disclosure, please provide a copy of your updated disclosure.

In its 2006 third quarter results announcement released on October 25, 2006, the Company announced the termination of its management contract in Iran as the lack of progress made in resolving the interconnect issues prevented the Company from building a business delivering returns on investments comparable to those in its other countries. As requested, we have attached a copy of this press release to the response letter. This is the only public communication the Company has made with respect to the termination of its Iranian operations.

On September 11, 2006, the parties to the management contract agreed to terminate the agreement with immediate effect. In the termination agreement, the parties also agreed that, for the three month period following the execution of the agreement, Tele2 Iran GmbH (an indirect subsidiary of the Company) would cooperate in good faith with Rafsanjan Industrial Complex Islamic Cooperative Company (“RIC”) in connection with the hand-over to RIC of the management functions. The parties further agreed to investigate and assess each other’s claims in respect of the management contract in good faith with a view to reaching a settlement thereof and agreed to deliver to each other the substance of their respective claims and their quantification by October 12, 2006. Tele2 Iran GmbH claims that RIC owes it $1.1 million in unsettled fees under the terms of the management contract and has provided the information required under the termination agreement to RIC. RIC claims that Tele2 Iran GmbH failed to supply it with certain required information but did not, in the agreed upon timeframe, deliver the substance, reasons for and quantification of its claim as required. All of the expatriate employees of the Millicom group in Iran left the country by late September 2006 and, immediately upon signing the termination agreement, the Company ceased all operations in Iran.

As described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”), in addition to the management contract, Comvik International Iran GmbH (“Comvik”), an indirect subsidiary of the Company, signed an Option Agreement with RIC on January 20, 2004 which gave Comvik the right to acquire a shareholding of up to 47% in a joint stock company until January 20, 2009. The joint stock company was to be set up to operate the telecommunications network in Iran by February 2007. Because of the lack of progress made in resolving the interconnection issues, in particular the failure to achieve commercially acceptable terms on the interconnection agreement, and due to the lack of assurance of seeing these issues resolved in the foreseeable future, the joint stock company was never created and the Company never exercised its option. A letter was sent to RIC on November 20, 2006, whereby RIC was informed that Comvik had irrevocably renounced its rights under the Option Agreement entered into on January 20, 2004 between RIC and Comvik. By its terms, the Option Agreement termination letter became effective upon its delivery to RIC by express courier on November 22, 2006.

The Company has no further operations, equity investments or arrangements in Iran and there have been no further contacts with Iran since the delivery of the Option Agreement termination letter on November 22.

The Company proposes to include the following disclosure in its next 20-F to supplement the current disclosure on pages 50 and 51 of the 2005 20-F:

“On September 11, 2006, Millicom and RIC mutually agreed to terminate their management contract in Iran principally because the lack of progress made in resolving the interconnection issues, in particular, the failure to achieve commercially acceptable terms on the interconnection agreement, prevented Millicom from building a business in Iran that would deliver returns on investments comparable to those in its other countries of operation. Millicom has since ceased all operations in Iran. In addition, on November 22, 2006, Millicom terminated its option to acquire a 47% stake in the joint stock company to be created in order to operate the telecommunications network it was managing in Iran. Because of the lack of progress made in resolving the interconnection issues, the joint stock company was never created and Millicom never exercised its option.”

2.	Please describe your contacts with Iran since February 2005 and discuss their materiality to you in light of Iran’s status as a state sponsor of terrorism and relevant U.S. economic sanctions, some of which you identify in the first risk factor on page 10. Please also discuss whether the contacts, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your Iranian operations since February 2005, including anticipated operations.

From February 2005 until the management contract was terminated in September 2006, the Company’s contacts with Iran consisted of ordinary course communications and meetings between the Company, Tele2 Iran GmbH, their respective non U.S. citizen employees based in Tehran and Luxembourg, and local legal counsel in Tehran, on the one hand, and RIC, the Telecommunication Company of Iran and the Iranian telecommunications regulator, on the other hand. With respect to Tele2 Iran GmbH, these communications and meetings were held in Iran in connection with its management activities under the management contract. During this period, the Company also had direct contacts and occasional meetings with RIC in and outside of Iran and with representatives of the Telecommunication Company of Iran and the Iranian telecommunications regulator in Iran. The purpose of these meetings and communications was to achieve commercially acceptable terms on the interconnection agreement that the Company considered necessary in order for the Iranian operations to generate a reasonable rate of return. The most recent meeting took place in Iran from September 10 to 13, 2006 when two Luxembourg-based employees of the Company travelled to Tehran to negotiate the termination of the management contract with the Chairman of RIC and his legal advisers, as well as to meet with the remaining Tele2 Iran GmbH local expatriate employees and the Company’s local legal counsel. Following their return, the Company’s only contacts with Iran have been limited to dealing with post-termination claims through correspondence with RIC and terminating the option via a termination letter addressed to RIC on November 20, 2006. The last expatriate employee to leave Iran did so on or about September 22, 2006.

In assessing the materiality of the Company’s contacts with Iran and whether those contacts pose a material investment risk to the Company’s shareholders, we considered both quantitative as well as qualitative factors.

Our assessment of quantitative factors included consideration of the impact of the Company’s operations in Iran to the Millicom group in terms of revenues, total assets and total liabilities. We confirm to the Staff that the Company’s operations in Iran have made no material contribution to the Company’s results of operations or financial condition and the termination of the Iranian operation is not expected to have any material impact in subsequent periods. For the fiscal year ended December 31, 2005, the Company’s operations in Iran accounted for only 0.05%, or $0.5 million, of the Company’s $1.08 billion of revenues on a consolidated basis, 0.03%, or $0.7 million, of the Company’s $2.56 billion of total assets on a consolidated basis and 0.14%, or $3.2 million, of the Company’s $2.23 billion of total liabilities on a consolidated basis. The percentages and amounts for the Company’s operations in Iran in 2004 and 2003 were similarly immaterial.

Our assessment of qualitative factors included consideration of the potential impact of such contacts upon the Company’s reputation and share value. We confirm to the Staff that we believe that such operations do not pose a material investment risk to the Company’s shareholders and that we have provided adequate disclosure regarding the material risks arising out of the Company’s operations in the “Risk Factors” section of the Company’s 2005 20-F, including the political, regulatory and market risks that exist in relation to the Company’s operations in Iran. Our assessment of qualitative factors also took into consideration the views of the SEC set out in the Staff Accounting Bulletin No. 99 – “Materiality” and in particular concluded that the financial impact of the management contract in Iran:

  did not mask a change in earnings or other trends
  was not expected to materially impact analysts’ expectations did not change a loss into income or vice versa
  had no effect on management’s compensation

In addition, we have disclosed the extent of and details regarding the Company’s operations in Iran in the 2005 20-F, including the extent to which the Iranian government or entities controlled by it received payments in connection with the Company’s Iranian operations (see e.g. pages 10, 20, 28 50, and 51). As a result, the Company’s shareholders, financial analysts who cover the Company and the market in general are aware of the Company’s operations in Iran. Accordingly, the potential impact of the Company’s ties to Iran upon its reputation and share value should already be reflected in the trading value of its securities. Furthermore, the Company has not received any inquiries from shareholders regarding the Company’s Iranian operations or any reputational issues associated with Iran.

Moreover, we are aware that Form 20-F calls for disclosure of risks that “make an offering speculative or one of high risk.” Due to the limited nature of the arrangements discussed above, the absence of an equity investment, and the limited materiality of the Iranian operations, the Company does not believe that its ties to Iran result in an investment in its shares being speculative or one of high risk. Furthermore, the Company believes that its withdrawal from Iran will remove such risks going forward.

3.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran. Your qualitative analysis also should address the extent to which the Iranian government or entities controlled by it receive or have received financing or other payments in connection with your Iranian operations.

Please see response to Comment 2 above. With the termination of the Company’s activities in Iran, the state legislation noted above would not affect the Company.

4.	You discuss the Iran-Libya Sanctions Act of 1996 and disclose in the third paragraph of the first risk factor on page 10 that further sanctions may be adopted regarding Iran. We note that since you filed the Form 20-F/A, ILSA has been amended and broadened by the Iran Freedom Support Act of September 2006. Please address for us the applicability of Section 5(b) of ISA, as amended on September 30, to your operations in, and any other contacts with, Iran. Address for us whether any of the equipment and/or services you have provided or provide into Iran might be deemed to be dual- use in nature.

In future filings please revise the discussion to update the information regarding ISA and other relevant sanctions. Prior to filing your next Form 20-F or other filing containing such disclosure, please provide us with a copy of the updated risk factor text.

The Company is not subject to Section 5(b) of the Iran-Libya Sanctions Act, as amended on September 30, 2006, because the Company has not knowingly “exported, transferred, or otherwise provided” to Iran “goods, services, technology, or other items” that would contribute materially to helping Iran (1) acquire or develop chemical, biological, or nuclear weapons or related technologies or (2) acquire or develop destabilizing numbers and types of advanced conventional weapons. In addition, the Company does not invest and has not invested in Iran’s petroleum, petroleum by-product, and natural gas industries. The Company’s activities in Iran were limited to management activities with respect to a mobile telephone network which was neither developed nor owned by the Company. Furthermore, the management contract was terminated on September 11, 2006, prior to the enactment of the Iran Freedom Support Act on September 30, 2006.

The Company proposes to amend its risk factor relating to its operations in Iran in its next 20-F filing as follows:

“Until September 11, 2006, we had operations in Iran and, until November 22, 2006, we had an option to acquire equity in an Iranian company, which may subject us to political and regulatory risk.

In 2004, we entered into agreements with Rafsanjan Industrial Complex Islamic Cooperative Company (RIC), an Iranian company, under which we managed a mobile telephone network in Iran developed and owned by RIC under a 10-year concession from the Telecommunication Company of Iran, the local incumbent telephone operator. We also had the option to acquire up to 47% of the equity in an Iranian company to be created for purposes of operating the network. We terminated both our management contract and Option Agreement in September and November of 2006, respectively, principally due to lack of progress in resolving certain interconnection issues.

Although we have ceased all operations in Iran and we are a non-U.S. company which employed only non-U.S. citizens in Iran, given the heightened level of discussions in the international community about Iran’s nuclear research program, our past operations in Iran might nonetheless subject us to political or regulatory scrutiny by the United States, including with respect to the Iran Sanctions Act of 1996, as amended, the European Union, the United Nations or by any other country or international organization. Such scrutiny could divert the efforts and attention of management and require the Company to devote a substantial amount of time and resources.”

Item 5 Operating and Financial Review and Prospects, pages 61-90

5.	Please provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items to the extent necessary for the understanding of your business as a whole. For example, we note that you did not provide the substantive reasons or drivers behind the changes in revenues, costs of sales, sales and marketing and general and administrative expenses line items on pages 63-64 from 2004 to 2005 in your discussion of results of operations. In addition, you should also describe any known trends or uncertainties associated with the changes that have had or that you reasonably expect will have a material favorable or unfavorable impact on your results of operations. Refer to FR-72 and Item 5A of the Form 20-F.

In response to the Staff’s comment, the Company will provide a more robust discussion of its results of operations, including the drivers behind the significant changes in individual income and expense line items as well as any known trends or uncertainties, in future filings.

As an example, we have amended the original pages 63-64 of the 2005 20-F to include the substantive reasons and drivers behind the changes in revenues, costs of sales, sales and marketing and general and administrative expenses line items from 2004 to 2005, and added any known trends or uncertainties that could have had a material impact on the results of operations. We have attached the amended version for your review. The amended version will be incorporated into our next 20-F filing.

Item 15 Control and Procedures Operational and Financial Control, page 114

6.	We note your disclosure that “there have been no significant changes in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and, provide the disclosure required by Item 308(c) of Regulation S-K.

We confirm that there was no change in the Company’s internal control over financial reporting during the fourth fiscal quarter of 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We note that the Form 20-F requires disclosure of any changes in the issuer’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a – 15 or 240.15d – 15. Paragraph (d) provides that the issuer must evaluate changes that occurred during each of the issuer’s fiscal quarters, or fiscal year in the case of a foreign issuer, that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting. We will continue to provide the disclosure required by Item 15 of the Form 20-F in future filings.

Financial Statements and Notes
Consolidated Statements of Profit and Loss, page F-5

7.	We note your presentation of the line item “Gain (loss) from sale of subsidiaries and joint ventures, net” on the face of your income statement before the subtotal “Operating Profit.” Explain to us why you did not record the related gain (loss) within the line item “Profit/(loss) for the year from discontinued operations, net of tax” pursuant to paragraph 33(a) of IFRS 5 or revise.

On January 1, 2005, the Company adopted IFRS 5 which includes in paragraph 33(a) the requirement to disclose a single amount on the face of the income statement comprising the total of:

     (i) the post-tax profit or loss of discontinued operations and

     (ii) the post-tax gain or loss recognised on the measurement to fair value less costs to sell or on disposal of the assets or disposal group(s) constituting the discontinued operation.

A discontinued operation is defined in IFRS 5.31 -32 as a component of an entity that either has been disposed of, or is classified as held for sale, and

- represents a separate major line of business or geographical area of operations,

- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or

- is a subsidiary acquired exclusively with a view to resale.

As per IFRS 5.31 a component of an entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes.

The amount recorded under the caption “Gain (loss) on sale of subsidiaries and joint ventures, net” relates to the gains and losses recorded on the disposal or liquidation of several entities during 2005, 2004 and 2003, as disclosed in the notes to the consolidated financial statements.

IFRS 5, which was effective for annual periods beginning on or after January 1, 2005, has not been early adopted by the Company. Therefore the Company did not reclassify any of the amounts recorded under the caption “Gain (loss) on sale of subsidiaries and joint ventures, net” for the years ended December 31, 2004 and 2003.

For 2005, whilst the entities concerned were considered to be components of an entity as per IFRS 5.31-32, none of these entities represented a separate major line of business or geographical area of operations. Nor did the disposals concerned form part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Furthermore, none of the entities were acquired exclusively with a view to resale. Therefore the Company did not record the gain from these disposals under the caption “Profit/(loss) for the year from discontinued operations.”

8.	Please disclose in a footnote your expenses by nature, including line items such as purchase of materials, salaries, benefits etc. Refer to paragraphs 93 and 94 of IAS 1.

The Company believes that it has disclosed the additional information regarding the nature of expense method as per IAS 1 paragraph 93-94. This information has been included in the notes to the financial statements. In particular, this information is included in Note 8 – Segment Information where amounts relating to “depreciation and amortization” were disclosed, Notes 23 – Share Capital and 27 – Personnel charges where amounts relating to “employee benefit expense” were disclosed and Note 29 – Analysis of Group revenues and costs where amounts relating to costs of equipment sales were disclosed. In future filings the Company will present this additional information by nature of expense in a single note to the financial statements.

9.	Please disclose the basic and diluted earnings per share amounts for the discontinued operation either on the face of the financial statements or in a footnote to the financial statements. Refer to paragraph 68 of IAS 33.

Basic and diluted earnings per share amounts are currently disclosed by the Company in Note 12 – “Discontinued operations and assets held for sale” to the consolidated financial statements. In future filings the Company will reference the amounts relating to the earnings per share from discontinued operations to amounts disclosed in the Consolidated Statements of Profit and Loss to the above note so that they can be more easily found by the reader.

Note 35. Commitments and Contingencies Contingent Assets, page F-75

10.	We note you disclose that the vouchers to be used in the purchase of the network equipment will be recognized as “other operating income” upon delivery. Please explain to us your basis in IFRS for recognizing this incentive as “other operating income” rather than as a reduction of the cost of the purchased equipment.

In December 2003 the Millicom group operating companies in each of El Salvador (Telemóvil El Salvador S.A.), Guatemala (Comunicaciones Celulares S.A.), Honduras (Telefónica Celular S.A.) and Paraguay (Telefónica Celular de Paraguay S.A.) signed a mobile telephone network purchase agreement with Ericsson for the supply of GSM network equipments in their respective countries. Article 24 of the agreement ("Delays - Liquidated damages") foresees that "liquidated damages shall be paid by Ericsson in the event that respective completion dates or delivery dates, as relevant, are delayed due to circumstances for which Ericsson is responsible".

Because the ordered equipments were delivered late and Ericsson was considered responsible for the delay, Ericsson agreed in 2004 to pay damages in cash or for a greater value in equipment at the discretion of the above Millicom group companies. As the planned future expenditures with Ericsson were expected to be greater than the cash consideration proposed by Ericsson, the decision was taken to accept vouchers for the purchase of future equipment in settlement of these damages.

In 2004, the Company applied the guidance in Standing Interpretations Committee No. 14 (“SIC 14”), Property, Plant and

Equipment – Compensation for the Impairment or Loss of Items. Paragraph 4(b) in SIC 14 states “monetary or non-monetary compensation from third parties for items of property, plant and equipment that were impaired, lost or given up should be included in the income statement when recognized”. Given the above facts and that the contract specifically stated that any compensation given under the above agreement was to compensate for the loss of earnings as a result of the delay in completing the contract, the Company recognized the compensation through the income statement, and not as a reduction of the cost of the purchased equipment. Since the benefit of the compensation is dependent on future purchases, the Company recognized the income only upon delivery and acceptance of the future equipments.

In accordance with paragraph 5 of SIC 14, the compensation was disclosed separately in the income statement, under the caption “Other operating income”. This classification is supported by the fact that the compensation represents economic benefits not directly associated with the core activity of the Company.

In 2005, the Company applied the guidance in IAS 16.65 and 66, which reproduces the guidance of SIC 14, resulting in the same accounting treatment.

Note 37. Reconciliation to U.S. GAAP, page F-80

11.	Please provide us a quantified summary of each GAAP difference included within the reconciling item “Other” in your reconciliations of net income for 2005, 2004 and 2003. Also, please explain to us why you did not separately disclose any significant reconciling items included within this adjustment, if applicable.

The reconciling item “Other” in the reconciliations of net income for 2005, 2004 and 2003 only relates to one item, corresponding to the deferral of connection revenues and connection costs under IFRS and U.S. GAAP. It does not include any other GAAP difference.

Until December 31, 2004, the Company applied a different accounting policy for connection revenues and connection costs under IFRS and U.S. GAAP. Under IFRS, initial connection revenues were recognized when the subscriber connected to the network for the first time and connection costs were expensed as incurred. Under U.S. GAAP, the Company applied the guidance in Staff Accounting Bulletin No. 101 (SAB 101), Revenue recognition in Financial Statements, and Staff Accounting Bulletin No. 104

(SAB 104), Revenue recognition. Under this guidance, the Company evaluated each element of a customer arrangement to determine the appropriate period for recognition of revenues. Therefore for U.S. GAAP purposes revenues on connections for both pre-paid and post-paid customers and direct incremental costs associated with such revenues were deferred and amortized over the estimated customer relationship period.

On January 1, 2005, as disclosed in Note 2.19 to the audited consolidated financial statements included in the Company’s 2005 20-F, the Company changed its accounting policy for connection revenues and costs under IFRS. Therefore, since January 1, 2005, under IFRS, connections revenues for post-paid customers only are deferred and amortised over the estimated life of the customer relationship. Related connection costs are also deferred, to the extent of the connection revenues deferred, and amortised over the estimated life of the customer relationship. Connection revenues for pre-paid services are bundled with airtime revenue and recognized along with the usage of minutes. Management believes that this accounting policy for connection revenues and costs better reflects the economic reality of connection revenues and costs and is also consistent with current practices within the telecommunication industry. In accordance with IAS 8.19 (b), the adoption of the new accounting policy was retrospective and therefore the comparative figures have been restated.

On January 1, 2005, the Company aligned its accounting policy for connection revenues and connection costs under both IFRS and U.S. GAAP, such that connection revenues and the related costs for prepaid services are now bundled with airtime revenue and recognized along with the usage of minutes under U.S. GAAP as well. After considering both quantitative and qualitative factors, the Company concluded not to restate the 2003 and 2004 U.S. GAAP reconciliations of net profit. Our assessment of quantitative factors included consideration of the materiality of the “Other” line item amounts to the total reconciling items in the U.S. GAAP reconciliation as shown below. The Company also took into consideration the guidance set out in the Staff Accounting Bulletin No. 99 – “Materiality” and in particular concluded that the U.S. GAAP reconciliation as presented:

  did not mask a change in earnings or other trends
  was not expected to materially impact analysts’ expectations did not change a loss into income or vice versa
  had no effect on management’s compensation
  did not impact the IFRS financial statements

Accordingly the Company recorded in a reconciling item labelled “Other” the differences of US$ (998,000) and US$ (1,535,000), net of minority interest and income taxes, for the years ended December 31, 2004 and 2003, respectively, representing less than 1% of the total reconciling items in those years.

The Company also recorded as a reconciling item the cumulative difference of $2,890,000, net of minority interest and income taxes, at January 1, 2005 between IFRS and U.S. GAAP for the treatment of connection revenues and connection costs. This is shown in the caption “Other” in the reconciliation of net profit for the year ended December 31, 2005 and represented less than 4% of the total reconciling items in that year.

12.	Please present each of the adjustments to reconcile net income on a gross basis. You should report as separate adjustments the impact of all of the US GAAP reconciling items on income tax expense and minority interest.

In future filings the Company will present all reconciling items gross and disclose the adjustments for income tax expense and minority interest separately in the reconciliation summary.

The following is our proposed amended presentation of the 2005 and 2004 reconciliations to be included in the next 20F:

	Item	2005	2004

		US$ ‘000	US$ ‘000
Net profit for the year attributable to equity holders of the Group
reported under IFRS		10,043	65,891
Items increasing (decreasing) reported net profit:
Consolidation of Variable Interest Entities	1	53,785	34,657
Application of equity method of accounting under U.S. GAAP	2	—	21
Consolidation of operation in El Salvador	3	—	—
Adjustments to initial step-up in the value of licenses	4	2,424	2,108
Stock options	5	4,905	596
Impairment of long-lived assets	6	(4,626)	5,871
Adjustments relating to goodwill	7	(210)	(7,175)
Reclassification to shareholders’ equity of fair value adjustments on
financial assets at fair value through profit or loss	8	63,356	127,158
Adjustments related to debt	9	6,292	(10,754)
Disposal of Argentinian operation	10	—	5,019
Other(b)		5,620	(1,750)

Profit before tax and minority interest under U.S. GAAP		141,589	221,642
Income tax expense (benefit)		(9,706)	(766)
Minority interest		(49,554)	(32,005)

Net profit under U.S. GAAP		82,329	188,871

Adjustment to Initial Step-up in the Value of Licenses, page F-86

13.	Your basis under US GAAP for recording the contributed properties at the contributing shareholders’ carryover basis is unclear, please provide in this footnote additional detail of the formation transactions and a clear explanation of your rational for your U.S. GAAP accounting, and advise us. If this represented a reorganization of entities under common control you should clearly disclose that this is so and explain to us. Refer to the Staff’s views in EITF Issue No. 02-5.

The Company was formed in December 1990 when AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a company established in the United States, contributed their respective interest in international cellular properties to form the Group. These properties contributed were subject to a valuation, which was agreed upon by the contributing companies, to determine the amount of shares and promissory notes to be issued by the new company (e.g., the Company) in consideration for the fair value of the cellular properties contributed.

Under IFRS, this valuation resulted in a step-up in the value of the Company’s investment corresponding to the difference between the fair value of the assets contributed and their respective carryover basis being the historical book value in the contributing companies’ books. The incremental value recorded for these properties was recorded as intangible assets, attributable to franchises and license, for $58,628,000. These intangibles were reviewed for value impairment and following the implementation of IAS 38, these intangible assets have been amortized through the profit and loss account under IFRS.

Under U.S. GAAP, we determined that this transaction represented a transfer of net assets or exchange of equity interests between entities under common control in accordance with APB 16 and accounted for the transaction using the “as if” pooling of interests method. The contributed properties were therefore recorded at the respective contributing companies’ carryover basis at the date of transfer.

Therefore the adjustments in the US GAAP reconciliation reverse the amortization expense recorded for IFRS and the stepped-up value recorded in the balance sheet.

Even though this transaction pre-dated EITF Issue No. 02-5, the Company believes applying the guidance in the EITF would not have changed the accounting treatment under ABP 16.

In future filings the Company will clarify the wording of the reconciliation note to reflect all the above facts, as follows:

“Note 37 - Reconciliation to U.S. GAAP

Item 4

IFRS treatment

Millicom was formed in December 1990 through the contribution of interests in international cellular properties by the contributing companies. Under IFRS the value of these mobile properties were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000 and is amortized through the profit and loss account.

U.S. GAAP treatment

Under US GAAP, as the contributing companies were under common control the pooling of interest method of accounting was used and the contributed properties were recorded at the contributing companies’ carryover basis, thus no additional intangible asset and no incremental amortization expense were recorded.”

Disposal of Argentine Operation, page F-93

14.	Please expand this disclosure to fully explain why there is a difference in the amount of loss realized on the disposal under IFRS and US GAAP, and advise us.

In its annual report on Form 20-F for the year ended December 31, 2006 the Company will include the following disclosure in a footnote to the U.S. GAAP reconciliation:

“Disposal of Argentinean Operation

Millicom owned a 65% interest ownership in Millicom Argentina S.A. (“Millicom Argentina”), which was disposed of on September 22, 2004.

IFRS Treatment

Under IFRS, Millicom’s operation in Argentina qualified as a joint venture and was proportionally consolidated into Millicom’s consolidated financial statements. Accordingly Millicom recognized 65% of Millicom’s Argentina net profit/(loss) during each reporting period and up to the date of disposal. On that date, Millicom recognized a net loss on disposal of $2,061,000.

U.S. GAAP Treatment

Under U.S. GAAP, prior to the adoption of FIN 46 on March 31, 2004, Millicom accounted for its interests in Millicom Argentina under the equity method because of participative minority rights. Because Millicom provided financial support to the entity through intercompany loans and financial guarantees, Millicom provided for the losses in excess of its ownership interest in Millicom Argentina as required by APB 18. Upon adoption of FIN 46, Millicom started consolidating its interest in Millicom Argentina and continued recognizing 100% of the losses of the entity up to the disposal date.

Reconciling Effect

Because 100% of the losses of Millicom Argentina were recognized under U.S. GAAP, as opposed to 65% under IFRS, Millicom Argentina’s consolidated reserves were lower by an amount of $5,019,000 under U.S. GAAP. Therefore, upon disposal, Millicom adjusted the loss on disposal realized under IFRS by $5,019,000, resulting in a gain on disposal of US$2,958,000 for U.S. GAAP purposes. There was no tax impact from this reconciling item.”

* * * *

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, David Sach, with comments or questions.

Yours sincerely,

/s/ David Sach

David Sach
Chief Financial Officer